UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-42466

3 E NETWORK TECHNOLOGY GROUP LIMITED

(Exact name of registrant as specified in its charter)

No.118 Connaught Road West, 3003-2

Hong Kong, China, 999077

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

CONTENTS

On June 23, 2026, 3 E Network Technology Group Limited (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company agreed to sell and issue (i) a senior secured 8% original issue discount convertible promissory note in the principal amount of up to $2,000,000 (the “Note”) for aggregate gross proceeds of $1,840,000 (collectively, the “Subscription Amount”) and (ii) a Class A ordinary shares purchase warrant (the “Warrant”) to purchase up to 468,978 Class A ordinary shares of the Company, par value $0.0025 per share (the “Shares”). The Note is convertible into Class A ordinary shares of the Company, par value $0.0025 per share (the “Shares”). The initial closing for aggregate gross proceeds of $1,380,000 and a principal amount of $1,500,000 of Note occurred on the same date (the “Closing”). The Purchase Agreement provides for a second closing of $500,000 in principal of Note for $460,000 in gross proceeds to occur upon effectiveness of the resale registration statement for the Shares underlying the Note, subject to certain additional terms and conditions. The Warrant is exercisable at any time on or after June 23, 2026 (the “Initial Exercise Date”) and on or prior to 5:00 p.m. (New York, NY time) on June 23, 2031 or such later date as extended, at an initial exercise price of $2.712 per share (the “Exercise Price”), subject to adjustments for share splits, share dividends, and similar transactions. During the continuance of an Event of Default under the Note, the Investor may elect to exercise the Warrant at an alternative exercise price equal to 80% of the VWAP for the trading day immediately preceding the date of exercise. The Warrant also provides for "cashless exercise" if there is no effective registration statement registering the Shares underlying the Warrant, or the prospectus contained therein is not available for the issuance of the Warrant Shares to the Holder.

The Company and the Investor also entered into a Registration Rights Agreement, which stipulates that the Company will file a registration statement on Form F-3, or, if the Company is not then eligible to use Form F-3, on Form F-1, or any successor form with the U.S. Securities and Exchange Commission (“SEC”) within 15 business days upon the Closing, which will cover the resale of Shares issuable upon conversion of the Note and exercise of the Warrant.

In addition, to secure the transactions and as a condition precedent to the Closing, the Company, its subsidiaries, and the Investor also entered into a Guarantee Agreement at the Closing to guarantee the Company’s payment and performance of all obligations under the Purchase Agreement.

Boustead Securities, LLC acted as the placement agent in connection with the offering.

The foregoing description of the Purchase Agreement, the Note, the Warrant, the Registration Rights Agreement, the Guarantee Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of such documents, forms of which are filed as Exhibits to this Current Report on Form 6-K as Exhibits 10.1, 4.1, 4.2, 10.2 and 10.3 hereto, respectively, and incorporated by reference.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Safe Harbor Statements

This report contains statements that may constitute “forward-looking” statements pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the expected use of proceeds, the Company’s ability to satisfy conditions to future closings, and the Company’s future plans and strategies. Words such as “may,” “will,” “expects,” “plans,” “intends,” “believes,” “estimates,” “anticipates,” “targets,” and similar expressions are intended to identify such forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements. Additional information regarding these and other risks is included in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this report, except as required by law.

EXHIBITS

Exhibit No.	Description
4.1	Form of Note
4.2	Form of Warrant
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
10.3	Form of Guarantee Agreement

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

By:	/s/ Tingjun Yang
Name:	Tingjun Yang
Title:	Chief Executive Officer, Director

Date: June 23, 2026

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